FOR IMMEDIATE RELEASE: September 9, 2008

ATNA ACCELERATES BRIGGS GOLD MINE RE-START

Golden, CO - Atna Resources Ltd. (“Atna”) - (TSX:ATN) is pleased to announce that it has signed a construction contract for the leach pad expansion at the Briggs gold mine in Inyo County, California. The leach pad expansion is planned to be completed early in the first quarter of 2009 when ore crushing and pad loading will commence. Gold production is projected to begin by the end of the first quarter of 2009, at an annualized production rate of approximately 30,000 ounces per year. Cash cost of production is estimated at $494 per ounce and full cash costs, including capital, at $623 per ounce. Approximately $9.2 million of capital will be required to complete the project.

“Proceeds from the recent $20 million royalty sale will allow Atna to pursue key strategic objectives. Our first priorities are production and cash flow from Briggs beginning in first quarter 2009 and we are targeting completion of permitting at the Reward gold project to allow a possible mine start-up before the end of 2009,” said David Watkins, Atna’s Chairman and CEO.

Atna began work to re-start gold production at Briggs shortly after consummation of the merger with Canyon Resources. Key milestones and activities leading to production include:

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A leach pad construction contract, valued at $3.8 million, was awarded to Guinn Construction Company of Bakersfield, California, to construct the initial expansion of 1.0 million square feet. Golder Associates of Lakewood, Colorado, will oversee construction quality control on the project.

•	Site management positions have been filled, including a General Manager, Process Manager, Mine Manager, and Manager of Environmental Health and Safety.
•	Recruitment of operating, maintenance and supervisory personnel is underway.
•	A mine optimization study is nearing completion with the goal of bringing underground resource into open pit designs to reduce unit costs, increase reserves, and to extend the life of the project.
•	Refurbishment of existing mining equipment is complete and ready to support construction and mining activities.
•	Additional required mining equipment has been located and purchase orders are being issued.
•	Pre-strip operations are planned to commence in the fourth quarter 2008.
•	Process plant and solution ponds have now been cleaned and repairs have either been made or are underway.
•	The crushing plant refurbishment has commenced and orders for long lead time repair and replacement items have been placed.

The previously reported NI 43-101 compliant Technical Report in May 2008 estimated that the Briggs Mine had a proven and probable reserve of 151,000 ounces of gold grading 0.034 ounce per ton gold. Additionally, Briggs contains an estimated 532,500 ounces of measured and indicated resource grading 0.027 oz/ton gold and an inferred resource of 314,000 ounces grading 0.044 ounce per ton gold. This Technical Report was completed using a $500 per ounce gold price. The updated optimization study, which uses a higher gold price outlook and additional drillhole information, is expected to increase these reserves.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible improvements to the outcome of an ongoing optimization study, and the Company’s plans to restart mining operations at the Briggs Mine based on technical reports compliant with Canadian NI 43-101. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Briggs Mine; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and COO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com